Exhibit 99.93

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Issuer:

mCloud Technologies Corp. (the "Company")
550-510 Burrard Street

Vancouver, British Columbia V6C 3A8
Canada

2.	Date of Material Change:

June 25, 2020.

3.	News Release:

The news release was issued and disseminated on June 25, 2020 and subsequently filed on SEDAR.

4.	Summary of Material Change:

The Company announced that it has signed a definitive agreement (the "Acquisition Agreement") to acquire kanepi Group Pty Ltd. ("kanepi"), an information, visualization and analytics software technology company headquartered in Perth, Australia, with a development center in Singapore (the "Acquisition").

The Company also announced that it has filed with the securities regulatory authorities in each province in Canada and in Nunavut a preliminary prospectus supplement (the "Preliminary Supplement") to its short form base shelf prospectus dated April 28, 2020 for Nunavut and amended and restated short form base shelf prospectus dated April 28, 2020 (together, the "Base Shelf Prospectus") relating to a proposed underwritten public offering of $10,000,000 of units (the "Units") of the Company (the "Offering").

5.	5.1 – Full Description of Material Change:

Acquisition

In accordance with the terms and conditions of the Acquisition Agreement, the consideration payable to the sellers for all of the issued and outstanding ordinary shares of kanepi is: (i) aggregate cash consideration of AUD$5,000,000 (the "Closing Cash Consideration") plus a net cash distribution adjusted for working capital; and (ii) the issuance of such number of common shares of the Company (the "Consideration Shares") as is equal to AUD$7,000,000 based on a price per share equal to the volume weighted average trading price ("VWAP") of the Company's common shares (the "Common Shares") on the TSX Venture Exchange (the "TSXV") for the 15 trading days immediately prior to the closing date of the Acquisition (the "Closing Date"), subject to compliance with the policies of the TSXV. All Consideration Shares will be subject to a 30 month lock-up, with 25% of the Consideration Shares released from the lock-up on the 12, 18, 24 and 30 month anniversaries of the Closing Date.

In addition, subject to kanepi earning AUD$10,000,000 of revenue during the 12 month period following the Closing Date or AUD$14,000,000 of revenue during the 24 month period following the Closing Date, or kanepi meeting certain customer acquisition targets during such periods, the Company will potentially pay two additional payments to the sellers of AUD$1,000,000 each (the "Earn-out Payment"). If earned, fifty percent of each Earn-out Payment will be made in cash, with the remainder satisfied by the issuance of Common Shares based on a price per share equal to the VWAP of the Common Shares on the TSXV for the 15 trading days immediately prior to the date on which the applicable earn-out condition is satisfied.

The completion of the Acquisition is subject to the satisfaction of a number of closing conditions, including receipt of Australian regulatory approval and the approval of the TSXV.

Brokered Offering

In accordance with the terms and conditions of the Offering, each Unit will consist of one Common Share (each, a "Unit Share") and one-half of one Common Share purchase warrant of the Company (each whole Common Share purchase warrant, a "Warrant"), with each Warrant being exercisable to acquire one Common Share.

The Offering will be led by Raymond James Ltd. (the "Lead Underwriter") with a syndicate of underwriters that will include Eight Capital Corp. and Paradigm Capital Inc. (together with the Lead Underwriter, the "Underwriters"). The Offering will be priced in the context of the market, with the offering price of the Units and the term and exercise price of the Warrants to be determined at the time of entering into an underwriting agreement for the Offering.

The Underwriters will be granted an option to purchase up to an additional 15% of the Units offered pursuant to the Offering on the same terms and conditions for a period of 30 days following the closing of the Offering. The over-allotment option may be exercised by the Underwriters to acquire Units, Common Shares and/or Warrants.

The Company will apply to list the Unit Shares, Warrants and Common Shares to be issued upon exercise of the Warrants on the TSXV. Listing will be subject to the Company fulfilling all of the requirements of the TSXV.

The net proceeds of the Offering will be used, in part, to satisfy payment of the Closing Cash Consideration under the Acquisition Agreement, with the remaining net proceeds to be used for working capital and general corporate purposes. The closing of the Offering will be subject to a number of customary conditions including, but not limited to, receipt of all necessary regulatory approvals and stock exchange approvals, including approval of the TSXV and the entering into of an underwriting agreement with the Underwriters.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

No significant facts remain confidential in, and no information has been omitted from, this report.

8.	Executive Officer:

For further information, please contact Russel McMeekin, Chief Executive Officer, at (415) 378- 6001.

9.	Date of Report:

June 25, 2020.